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                [PADDOCK LINDSTROM & ASSOCIATES LTD. LETTERHEAD]

                                                                    Exhibit 99.5

December 13, 2004



Paramount Resources Ltd.
Suite 4700, 888 - 3rd Street SW
Calgary, Alberta
T2P 5C5



Ladies and Gentlemen:

     RE: PARAMOUNT RESOURCES LTD. REGISTRATION STATEMENT ON FORM F-10

We hereby consent to the references to our firm name and to the incorporation by reference of our reserve evaluation reports dated December 13, 2004 and entitled "Paramount Resources Ltd., Evaluation of Certain Oil & Gas Reserves, Based on Forecast Prices and Costs, As of December 1, 2004," dated December 13, 2004, and "Paramount Resources Ltd., Evaluation of Certain Oil & Gas Reserves, Based on Constant Prices and Costs, As of December 1, 2004", dated December 13, 2004, in Paramount Resources Ltd.'s Registration Statement on Form F-10 (File No. 333-116315).

Sincerely,

PADDOCK LINDSTROM & ASSOCIATES LTD.

/s/ Larry K. Lindstrom, P.Eng.

Larry K. Lindstrom, P.Eng.
President